UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 1-14362

GUANGSHEN RAILWAY COMPANY LIMITED

(Translation of registrant’s name into English)

No. 1052 Heping Road, Shenzhen

People’s Republic of China 518010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         )

EXHIBITS

Number	Description of Document

99.1	Notice of Publication of Notice, Proxy Form, and Reply Slip of 2012 Extraordinary General Meeting

99.2	Notice of Publication of Notice of 2012 Extraordinary General Meeting

99.3	Proxy Form for Use by Shareholders at the 2012 Extraordinary General Meeting

99.4	Attendance Confirmation Reply Form for the 2012 Extraordinary General Meeting

99.5	Notice of 2012 Extraordinary General Meeting Amendments to Articles of Association and Closure of the H Shareholders Register

FORWARD-LOOKING STATEMENTS

Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to,” “will,” “is anticipated,” “plan to,” “estimate,” “believe,” “may,” “intend,” “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant’s actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited

Dated: August 10, 2012	By:	/s/ Guo Xiang Dong
	Name:	Guo Xiang Dong
	Title:	Company Secretary

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